PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 10 DATED March 12, 2013
TO THE PROSPECTUS DATED October 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 7 dated January 28, 2013, Supplement No. 8 dated February 5, 2013 and Supplement No. 9 dated February 19, 2013. Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•         the status of the offering;

•         updates regarding risk factors;

•         “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2012;

•         “Experts” information; and

•         our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of March 8, 2013, we had raised aggregate gross offering proceeds of approximately $191.6 million from the sale of approximately 19.4 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Risk Factors

The following risk factors revise and supplement, as appropriate, the risk factors included in this prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

If we pay distributions from sources other than our cash flows from operations, we may not be able to sustain our distribution rate and we may have fewer funds available for investment in properties and other assets and your overall returns may be reduced.

Our organizational documents permit us to pay distributions from any source without limit. If we fund distributions from financings or the net proceeds from this offering, we will have fewer funds available for investment in real estate properties and other real estate-related assets and your overall returns may be reduced. At times, we may be forced to borrow funds to pay distributions during unfavorable market conditions or during periods when funds from operations are needed to make capital expenditures and other expenses, which could increase our operating costs. We may also fund such distributions from advances or contributions from our sponsors or from any deferral or waiver of fees by our advisor and sub-advisor. Furthermore, if we cannot cover our distributions with cash flows from operations, we may be unable to sustain our distribution rate.  For the year ended December 31, 2012, we paid distributions of approximately $3,673,000, including distributions reinvested through our dividend reinvestment plan, and our GAAP cash flows from operations were approximately $4,033,000. For the year ended December 31, 2011, we paid distributions of approximately $873,000, including distributions reinvested through our dividend reinvestment plan, and our GAAP cash flows from operations were approximately $593,000.

If we raise substantially less than the maximum offering amount under this offering, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of your investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in this offering, therefore, could increase the risk that you will lose money in your investment.

This offering is being made on a “best efforts” basis, whereby the brokers participating in the offering have no firm commitment or obligation to purchase any of the shares. As of December 31, 2012, we had raised aggregate gross offering proceeds of approximately $136.1 million from the sale of approximately 13.8 million shares in this offering, including shares sold under our dividend reinvestment plan.  At this time, it is unknown whether or not we will raise the maximum offering amount.

We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If we are unable to raise the maximum offering amount, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located, and the length of lease terms with our tenants. In that case, adverse developments with respect to a single property, a geographic region, a small number of tenants, or rental rates when we renew a lease or re-lease a property would have a greater adverse impact on our operations than they otherwise would.

The following risk factor revises and supplements, as appropriate, the risk factors included in this prospectus under the heading “Risk Factors – Risks Related to Conflicts of Interest.”

Our Advisor Entities face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our advisory agreement, our Advisor Entities or their affiliates will be entitled to fees that are structured in a manner intended to provide incentives to our Advisor Entities to perform in our best interests and in the best interests of our stockholders. However, because neither our Advisor Entities nor any of their affiliates maintain a significant equity interest in us and are entitled to receive certain minimum compensation regardless of performance, the interests of our Advisor Entities are not wholly aligned with those of our stockholders. In that regard, our Advisor Entities could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor Entities to fees. In addition, our Advisor Entities’ entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our Advisor Entities recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor Entities to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Our advisory agreement will require us to pay a performance-based termination fee to our Advisor Entities or their affiliates if we terminate the advisory agreement prior to the listing of our shares for trading on an exchange or, absent such termination, in respect of their participation in net sales proceeds. To avoid paying this fee, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to our Advisor Entities or their affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the fee to the terminated Advisor Entities. For a more detailed discussion of the fees payable to our Advisor Entities and their affiliates in connection with this offering and in connection with the management of our company, see “Compensation Table” in this prospectus.

The following risk factor revises and supplements, as appropriate, the risk factors included in this prospectus under the heading “Risk Factors – Retirement Plan Risks.”

If you invest in our shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum distributions.

If you establish an IRA or other retirement plan through which you invest in our shares, federal law may require you to withdraw required minimum distributions (“RMDs”) from such plan in the future. Our share repurchase program limits the amount of repurchases (other than those repurchases as a result of a stockholder’s death or disability) that can be made in a given year. Additionally, you will not be eligible to have your shares repurchased until you have held your shares for at least one year. As a result, you may not be able to have your shares repurchased at a time in which you need liquidity to satisfy the RMD requirements under your IRA or other retirement plan. Even if you are able to have your shares repurchased, such repurchase may be at a price less than the price at which the shares were initially purchased, depending on how long you have held your shares. If you fail to withdraw RMDs from your IRA or other retirement plan, you may be subject to certain tax penalties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be taxed as a REIT commencing with the taxable year ended December 31, 2010.  We are offering pursuant to a registration statement $1.785 billion in shares of common stock in this offering on a “best efforts” basis. This offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.

During the year ended December 31, 2012, we issued 11,143,092 shares of common stock, net of 3,749 shares repurchased and including 139,293 shares through the DRP, generating gross cash proceeds of $110.8 million.  As of December 31, 2012, we had issued 13,801,251 shares of common stock, including 155,940 shares issued through the DRP, generating gross cash proceeds of $136.1 million since the commencement of this offering.

During the year ended December 31, 2012, we acquired 19 properties, including 13 properties acquired through the Joint Venture, for a combined purchase price of $230.1 million.  The weighted average capitalization rate for our 2012 acquisitions was 8.0%.   The capitalization rate is calculated by dividing the annualized net operating income of a property as of the date of acquisition by the purchase price of the property. As of December 31, 2012, we owned fee simple interests in 26 properties in 15 states across the United States that collectively total 2,490,177 square feet with a combined purchase price of $307.0 million.  Included in these totals are 20 properties owned through the Joint Venture that total 1,878,177 square feet with a combined purchase price of $211.1 million.  Our portfolio was purchased at a weighted average capitalization rate of 8.1% and was 95.0% leased as of December 31, 2012.

Market Outlook—Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. real gross domestic product (“GDP”), the U.S. economy’s growth increased 2.2% in 2012 as compared to 2011, according to preliminary estimates. For 2011, real GDP increased 1.8% compared with an increase of 3.0% for 2010. According to the Commerce Department, the real GDP acceleration in 2012 primarily reflected a deceleration in imports, upturns in residential fixed investment and smaller decreases in state, local and federal spending. The increase in real GDP in 2012 reflected positive contributions from personal consumption expenditures, nonresidential fixed investment, exports, residential fixed investment, and private inventory investment that were partly offset by negative contributions from federal government spending and from state and local government spending.  Although the U.S. GDP has increased for 12 consecutive quarters, the increases have been far below the historical average annual growth rate.

U.S. GDP is expected to grow 2.5% in 2013.  In general, the economic outlook is mixed as there has been significant growth in the creation of jobs over the past three years, yet the number of people who are unemployed remains high.  There is also much uncertainty with the direction of U.S. economic policy as the President and Congress have dramatically different approaches to the stabilization of the economy.  This uncertainty and the ongoing weakness of the U.S. economy have led the Federal Reserve to commit to maintaining an ultra-low interest rate policy until mid-2015.

The lending environment for commercial real estate continued to improve during 2012, and that improvement appears likely to continue in 2013.  According to the latest information available, the retail real estate industry showed the largest increase in new mortgages with an increase of 56% in the second quarter of 2012, as compared to the second quarter of 2011.

The U.S. retail real estate market continued to display mixed signals in its ongoing rebounding effort during 2012, with vacancy rates continuing to drop but with average per square foot leasing rates also continuing to decline. Vacancy rates dropped to 6.9% at December 31, 2012, as compared to 7.1% at the end of 2011. Net absorption, defined as the “net change in occupied space over a given period of time,” also continued to increase in 2012.  It appears the positive absorption and decreased vacancy rate are continuing to come at the expense of rents. Average rents, on a per square foot basis, continued their four-year trend of decreasing by dropping to $14.99 at the end of 2012, from $15.12 at the end of 2011.

The dollar sales total of retail real estate transactions increased slightly in 2012, as compared to 2011. As the volume of transactions increased, sales prices increased and price per square foot of transactions increased which resulted in a decrease in capitalization rates in 2012.

Overall, retail real estate displayed improving fundamentals in 2012. The improving fundamentals, along with the improving job creation and personal consumption expenditure data suggest an increasingly positive market situation in 2013; however, this optimism is tempered with the ongoing uncertainty related to the political environment.

The Joint Venture

On September 20, 2011, we entered into the Joint Venture with the CBRE Global Investors. We, through an indirectly wholly owned subsidiary, serve as the general partner of and own a 54% interest in the Joint Venture. Each CBRE Global Investor is a limited partner and they collectively own a 46% interest in the Joint Venture. Below is a summary of the major terms of the Joint Venture.

Investment Strategy. The Joint Venture has invested in necessity-based neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. Each acquired property has an occupancy rate of at least 80%, with no vacant primary anchor tenant at the time of acquisition. The aggregate level of debt financing is generally not to exceed 50% of the gross asset value of the properties owned by the Joint Venture.

Capital Contributions. We have contributed approximately $59 million to the Joint Venture and the CBRE Global Investors have contributed $50 million in cash. We funded our capital commitment through the contribution of six properties (with a purchase price of approximately $63.0 million to acquire those properties) and cash.

Management. As general partner, we control the management of the Joint Venture. We have engaged AR Capital Advisor to advise the Joint Venture. AR Capital Advisor has delegated its duties with respect to the Joint Venture to Phillips Edison Sub-Advisor. We have also engaged Phillips Edison Property Manager to provide property management services to the Joint Venture. The agreements generally mirror the similar agreements in place among and between us and AR Capital Advisor, Phillips Edison Sub-Advisor and Phillips Edison Property Manager.

Certain major decisions require the approval of an executive committee, which consists of four members: two appointed by us and two appointed by the CBRE Global Investors. The major decisions that require executive committee approval include, but are not limited to:

•      certain related-party transactions;

•      acquisitions not consistent with the Joint Venture’s investment strategy;

•      the incurrence of debt or guarantees not consistent with the Joint Venture’s investment strategy;

•      litigation with a primary anchor tenant;

•      the decision to rebuild a property that has suffered a casualty (except as required by any lease or loan document);

•      disposing of substantially all of the assets of the Joint Venture before August 13, 2013;

•      the dissolution or liquidation of the Joint Venture or any subsidiary; and

•      any amendment to the limited partnership agreement of the Joint Venture.

Distributions. The Joint Venture makes periodic distributions of net cash flow to us and the CBRE Global Investors pro rata based on our respective percentage interests. The CBRE Global Investors’ pro rata share of distributions are first distributed to the CBRE Global Investors until they have received an inflation-adjusted real rate of return of 5%. The remaining net cash flow allocated to the CBRE Global Investors is then distributed 85% to the CBRE Global Investors and 15% to Phillips Edison Sub-Advisor, which is also a limited partner for purposes of earning the promote but which is not investing any capital in the Joint Venture. No carried interest is paid to Phillips Edison Sub-Advisor with respect to the distributions allocated to us because we pay an incentive fee to AR Capital Advisor and Phillips Edison Sub-advisor pursuant to our existing advisory agreement.

Transfer Restrictions. The limited partnership agreement contains restrictions on each partner’s ability to transfer their interests in the Joint Venture, including certain indirect transfers. Notwithstanding those restrictions, none of the following transfers would constitute a breach of the limited partnership agreement:

•      transfers of a CBRE Global Investor’s interest in the Joint Venture provided that we are first given an opportunity to purchase the interest at the proposed transfer price;

•      transfers of our interest in the Joint Venture to a “qualified property manager” for cash after the expiration of the “lock-out period,” which is defined as the earlier of (i) August 31, 2013 or (ii) the first date on which we have raised aggregate equity of $1.5 billion, subject to the CBRE Global Investors’ tag-along rights described below;

•      indirect transfers of our interests, such as through changes in the ownership of us or the Operating Partnership, if no single person would directly or indirectly own 20% of our subsidiary that acts as the general partner to the Joint Venture;

•     any transfer of our shares issued in our current public offering or other public offerings; and

•     certain transfers to affiliates.

Tag-Along Rights. If we sell our interests to a qualified property manager, we must use commercially reasonable efforts to cause the purchaser to also purchase all of the interests of those individual CBRE Global Investors who desire to sell. If the purchaser does not agree to purchase all of these interests, then each CBRE Global Investor who desires to sell will sell a proportionate part of the interest it desires to sell and we will sell a proportionate part of our interest.

If we conduct a registered offering of shares listed on a national securities exchange, each CBRE Global Investor has the right to convert its interest in the Joint Venture into privately issued shares in our company. The number of shares to be received will be based on the appraised value of the assets of the Joint Venture divided by the price paid in the offering.

Go-Along Obligation. After the expiration of the lock-out period, if we enter into an agreement to sell all of our interests in the Joint Venture for a cash purchase price, the CBRE Global Investors must also sell all of their interests to the purchaser on the same terms.

Buy/Sell Procedures. We or the CBRE Global Investors (acting as a group) may initiate buy/sell procedures with respect to our respective ownership interests in the event that a majority of the executive committee members are not able to reach an agreement on certain major decisions. Under the buy/sell procedures, one partner must deliver to the other partner notice of its intention to exercise the buy/sell option. Such notice shall state the value of the real and tangible personal property owned by the Joint Venture. The partner receiving such notice must either (i) sell its interests based on the value provided in the notice, or (ii) buy the other partner’s interests based upon that value. The buy/sell rights are not applicable at any time in which our interest in the Joint Venture is worth more than half of our total assets.

Results of Operations

Overview

Prior to September 17, 2010, our operations had not yet commenced.  The accompanying discussion of the results of operations for the period ended December 31, 2010, pertain only to the period that our operations commenced, September 17, 2010, and the property-level information covers only the brief period beginning with our first acquisition, Lakeside Plaza, on December 10, 2010.  We acquired five properties during 2011, bringing total properties owned as of December 31, 2011 to seven, and we acquired 19 properties during 2012, bringing total properties owned as of December 31, 2012 to 26.  As such, year-to-year comparative differences for the years ended December 31, 2010, 2011, and 2012 are almost entirely attributable to the number of properties owned, the length of ownership of these properties, and the abbreviated period of operations during 2010. As a result, the following discussion of our results of operation is not necessarily indicative of those expected in future periods.

Summary of Operating Activities for the Years Ended December 31, 2012, 2011, and 2010

Total revenues for the year ended December 31, 2012 were $17,550,000 with rental income of $13,828,000. Other revenues, largely comprised of tenant reimbursements, were $3,722,000. Total revenues for the year ended December 31, 2011 were $3,529,000 with rental income of $2,762,000 and other revenues, largely comprised of tenant reimbursements, of $767,000.  Total revenues for the year ended December 31, 2010 were $98,000, with rental income of $85,000. Other revenue, largely comprised of tenant reimbursements, was $13,000.

During the year ended December 31, 2012, we entered into 18 new leases comprising a total of 32,584 square feet. These leases will generate first year base rental revenues of $358,000, representing average rent per square foot of $10.99.  In addition, we executed renewals on 38 leases comprising a total of 82,724 square feet.  These leases will generate first year base rental revenues of $1,338,000, representing average rent per square foot of $16.18.  The cost of executing the leases and renewals, including leasing commissions, tenant improvement costs, and tenant concessions, was $4.32 per square foot.  During the year ended December 31, 2011, we entered into two new leases comprising a total of 3,050 square feet. These leases generated first year base rental revenues of $51,000, representing average rent per square foot of $16.72.  In addition, we executed renewals on two leases comprising a total of 2,900 square feet.  These leases generated first year base rental revenues of $47,000, representing average rent per square foot of $16.23.  The cost of executing the leases and renewals, including leasing commissions, tenant improvement costs, and tenant concessions, was $17.47 per square foot.  There was no leasing activity during the year ended December 31, 2010, as we did not acquire our first property until December 2010.

Property operating costs were $2,957,000 for the year ended December 31, 2012. The significant items comprising this expense were common area maintenance expense of $1,653,000, property management fees paid to an affiliate of Phillips Edison Sub-Advisor of $756,000, and insurance expense of $368,000. Property operating costs were $631,000 for the year ended December 31, 2011. The significant items attributable to this total were common area maintenance expense of $305,000, property management fees related to services provided by affiliates of Phillips Edison Sub-Advisor of $157,000, and insurance expense of $64,000.  Property operating expenses for year ended December 31, 2010 were approximately $14,000. The items comprising this expense included common area maintenance expense and insurance.

Real estate taxes were $2,055,000, $507,000, and $18,000, respectively, for the years ended December 31, 2012, 2011, and 2010.

General and administrative expenses were $1,717,000, $845,000, and $228,000, respectively, for the years ended December 31, 2012, 2011, and 2010. These amounts were comprised largely of audit and tax fees, asset management fees (2011 and 2012 only), legal fees, board-related expenses and insurance expense.  In addition to the acquisition of 19 properties since December 31, 2011, the primary reason for the increase in general and administrative expenses is a $634,000 increase in asset management fees, which were paid solely by the CBRE Global Investors.  Our sponsors also provided $88,000 and $140,000 for certain of our general and administrative expenses as capital contributions during the years ended December 31, 2011 and 2010, respectively. Our sponsors have not received, and will not receive, any reimbursement for these contributions.  Our sponsors do not intend to contribute monies to fund future expenses.  There was no such capital contribution for the year ended December 31, 2012.  For the years ended December 31, 2012, 2011, and 2010, our Advisor Entities and their affiliates did not allocate any portion of their employees’ salaries to general and administrative expenses.

Under the terms of our advisory agreement, a waiver of all or a portion of the asset management fee occurred for any applicable period through September 30, 2012 to the extent that, as of the date of the payment, our modified funds from operations, (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof without any corresponding issuance of equity to Phillips Edison Sub-Advisor or its affiliates), during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Asset management fees were $1,243,000 for the year ended December 31, 2012, but $546,000 of these fees were waived by our Advisor Entities pursuant to the advisory agreement provision detailed in the previous paragraph. For the year ended December 31, 2012, the net asset management fees of $697,000 were paid solely by the CBRE Global Investors, as the amount of asset management fees for which we were responsible was waived or reimbursed to us by our Advisor Entities pursuant to the advisory agreement between the Joint Venture and AR Capital Advisor.  Asset management fees were $347,000 for the year ended December 31, 2011, but $284,000 of these fees were waived by our Advisor Entities pursuant to the advisory agreement provision detailed in the previous paragraph.  For the year ended December 31, 2011, the net asset management fees of $63,000 were paid solely by the CBRE Global Investors.  Asset management fees were $18,000 for year ended December 31, 2010, but were waived by our Advisor Entities.

On February 4, 2013, we and our operating partnership entered into an Amended and Restated Advisory Agreement (the “A&R Advisory Agreement”) with AR Capital Advisor.  The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and AR Capital Advisor (as discussed above) is eliminated effective October 1, 2012.  Instead, we expect to issue to AR Capital Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as “Class B units.”  The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of our operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) AR Capital Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.  The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders.  These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

On February 13, 2013, our operating partnership issued 59,245 Class B units to AR Capital Advisor under the A&R Advisory Agreement for the asset management services performed by AR Capital Advisor during the period from October 1, 2012 to December 31, 2012.  These Class B units will not vest until the conditions referenced above have been met.

Acquisition expenses were $3,981,000 for the year ended December 31, 2012. Included in these acquisition fees and expenses were $1,705,000 of acquisition fees due to our Advisor Entities and $390,000 of expense incurred for acquisitions that did not close during the period. Acquisition expenses were $1,751,000 for the year ended December 31, 2011.  Included in these acquisition expenses were acquisition fees due to our Advisor Entities of $356,000 for the five acquisitions that closed during 2011, $288,000 for the completion of the Joint Venture agreement and $68,000 of expense was incurred for prospective acquisitions that did not close or had not yet closed.  For year ended December 31, 2010, acquisition expenses in the amount of $467,000 were incurred. Included in these acquisition expenses were acquisition fees due to our Advisor Entities of $215,000 and $34,000 of expense that was incurred for prospective acquisitions that did not close or had not yet closed.  The remainder of the expense largely related to various professional services provided in connection with the acquisitions, including accounting, legal, environmental and due diligence.

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010, respectively, was $8,094,000, $1,500,000, and $81,000.

Interest expense was $3,020,000, $811,000, and $38,000, for the years ended December 31, 2012, 2011, and 2010, respectively.  Of the 2010 interest expense, approximately $2,000 was related to a loan provided to us by Phillips Edison Sub-Advisor.

As a result of the contribution of properties and cash to the Joint Venture beginning in November 2011, 46% of all net income or net loss, subject to certain adjustments, recorded by the Joint Venture is allocable to the CBRE Global Investors. For years ended December 31, 2012 and 2011, $927,000 and $152,000, respectively, of the net loss of the Joint Venture was allocated to the CBRE Global Investors.  As the operations of the Joint Venture did not begin until November 2011, there was no corresponding allocation of the net loss for the year ended December 31, 2010 to the CBRE Global Investors.

The net loss attributable to our stockholders was $3,346,000, $2,364,000, and $747,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

Same Center Net Operating Income

We present Same Center Net Operating Income as a supplemental measure of our performance. We define Net Operating Income (“NOI”) as total operating revenues less property operating expenses. Same Center NOI represents the NOI for Lakeside Plaza and Snow View Plaza, the properties that were operational for the entire portion of both comparable reporting periods and which were not acquired or disposed of during the comparable reporting periods. We believe that NOI and Same Center NOI provide useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income. Because Same Center NOI excludes the change in NOI from properties acquired and disposed of, it highlights operating trends such as occupancy levels, rental rates and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same Center NOI, and accordingly, our Same Center NOI may not be comparable to other REITs.

Same Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, and the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

Below is a reconciliation of net loss to Same Center NOI for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011	Change	% Change
Net loss	$(4,273)	$(2,516)
Interest expense	3,020	811
Other income	(1)	-
Operating loss	(1,254)	(1,705)
Adjusted to exclude:
General and administrative	1,717	845
Acquisition expenses	3,981	1,751
Depreciation and amortization	8,094	1,500
Net amortization of above- and below-market leases	395	312
Straight-line rental income	(440)	(79)
Property net operating income	12,493	2,624
Less: non-same center NOI	(10,632)	(913)
Total same center NOI	$1,861	$1,711	$150	8.8%

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needed for items other than acquisitions and acquisition expenses to be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through this offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2012, we had raised approximately $136.1 million in gross proceeds from our offering, including $1.5 million through the DRP.

As of December 31, 2012, we had cash and cash equivalents of approximately $7.7 million. During the year ended December 31, 2012, we had a net cash increase of approximately $0.7 million.

This cash increase was the result of:

•      $4.0 million provided by operating activities, largely the result of income generated from operations, a portion of which was offset by the reimbursement of general and administrative expenses to Phillips Edison Sub-Advisor.  Also included in this total was approximately $4.0 million of real estate acquisition expenses incurred during the period and expensed in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”) and $409,000 of capitalized leasing costs;

•      $198.5 million used in investing activities, which was primarily the result of the 19 property acquisitions along with tenant improvement costs of $130,000 and capital improvement costs of $575,000; and

•      $195.1 million provided by financing activities with approximately $209.7 million from the proceeds from mortgage loans, $94.8 million from the net proceeds of the issuance of common stock and $35.6 million provided by the CBRE Global Investors.  Partially offsetting these amounts was $140.2 million of payments on the mortgage loans payable, distributions paid to the CBRE Global Investors of $2.4 million and distributions paid to our stockholders of $2.3 million, net of DRP proceeds.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations, proceeds from our offering, and proceeds from secured and unsecured debt financings, along with any deferral or waiver of fees by our Advisor Entities. Operating cash flows are expected to increase as additional properties are added to our portfolio. Other than the commissions paid to the Dealer Manager, the organization and offering costs associated with our offering are initially paid by our sponsors.  Our sponsors will be reimbursed for such costs up to 1.5% of the gross capital raised in our offering. As of December 31, 2012, we owe our Advisor Entities and their affiliates a total of $3.6 million of organization and offering costs incurred on our behalf and fees charged to us for asset management, property management, and other services.  In addition, approximately $6.9 million of offering costs incurred by Phillips Edison Sub-Advisor on our behalf has not been charged to us or recorded in our consolidated financial statements. Whether these costs will be billed to us in the future will depend on the success of this offering and the discretion of Phillips Edison Sub-Advisor.  Our sponsors provided $88,000 during the year ended December 31, 2011 and $140,000 for the year ended December 31, 2010 for certain of our general and administrative expenses as capital contributions. Our sponsors have not received, and will not receive, any reimbursement or additional equity for these contributions. The sponsors provided no such capital contributions for the year ended December 31, 2012.  Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

We have $157.1 million of contractual debt obligations, representing variable-rate and fixed-rate credit facilities and mortgage loans secured by our real estate assets.  Of the amount outstanding at December 31, 2012, $17.3 million is for loans which mature in 2013, and we have a one-year extension option on each loan maturing in 2013, subject to extension fees and compliance with loan covenants.  We intend to extend (if possible) or refinance these loans as they mature.  We have access to an unsecured credit facility with $10.0 million of available funds, on which we had not drawn any funds as of December 31, 2012.  We also have access to a secured credit facility with up to $120.0 million of available funds, on which we had drawn $36.7 million as of December 31, 2012.

For the year ended December 31, 2012, gross distributions of approximately $3,673,000 were paid to stockholders, including $1,324,000 of distributions reinvested through the DRP, for net cash distributions of $2,349,000. Our cash generated from operating activities for the year ended December 31, 2012 was $4,033,000.  On January 2, 2013, gross distributions of approximately $717,000 were paid, including $298,000 of distributions reinvested through the DRP, for net cash distributions of $419,000. These distributions were funded by cash generated from operating activities.

On November 7, 2012, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2013 through and including January 31, 2013. The authorized distributions equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes.  Distributions for the month of January were paid on February 1, 2013.  Our policy is not to fund distributions with proceeds from this offering.

Our leverage ratios were 48.5% and 51.7% (calculated as total debt, less cash and cash equivalents, as a percentage of total real estate investments, including acquired intangible lease assets, at cost) as of December 31, 2012 and 2011, respectively.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions and redemptions to stockholders, interest and principal on indebtedness, and payments on amounts due to our sponsors for organization and offering costs incurred on our behalf.  Generally, we expect to meet cash needs for items other than acquisitions and acquisition expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions and acquisition expenses from the net proceeds of this offering and from debt financings.  As they mature, we intend to refinance our long-term debt obligations if possible.  On December 24, 2012, we also entered into a $40.0 million secured revolving credit facility with the potential to increase the borrowing capacity under such facility to $250.0 million from which we may draw funds to pay certain long-term debt obligations as they mature.  We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are funded; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by our Advisor Entities and their respective affiliates and borrowings under future debt agreements.

Our charter limits our borrowings to 300% of our net assets (as defined in our charter); however, we may exceed that limit if a majority of our conflicts committee approves each borrowing in excess of our charter limitation and if we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

	The table below summarizes our consolidated indebtedness at December 31, 2012 (dollars in thousands).

	Principal	Weighted	Weighted
	Amount at	Average	Average Years
Debt(1)	December 31, 2012	Interest Rate	to Maturity

Fixed rate mortgages payable(2)	$43,934	6.3%	4.1
Variable rate mortgages payable	76,424	2.6%	3.5
Secured line of credit	36,709	2.5%	3.0

Total	$157,067	3.6%	3.5

(1)	The debt maturity table does not include any below-market debt adjustment, of which $1,940, net of accumulated amortization, was
	outstanding as of December 31, 2012.
(2)	A portion of the fixed rate debt represents loans assumed as part of certain acquisitions. These loans typically have higher interest rates than
	interest rates associated with new debt.

Contractual Commitments and Contingencies

	Our contractual obligations as of December 31, 2012, were as follows (in thousands):

	Payments due by period
	Total	2013	2014	2015	2016	2017	Thereafter

Long-term debt obligations - principal payments	$157,067	$18,897	$18,436	$38,861	$26,389	$40,539	$13,945
Long-term debt obligations - interest payments(1)	18,440	5,422	4,554	3,650	2,088	1,228	1,498
Operating lease obligations	97	20	20	20	20	17	-

Total	$175,604	$24,339	$23,010	$42,531	$28,497	$41,784	$15,443

(1)	Interest payments related to variable rate debt were calculated using the respective interest rates of each variable rate debt instrument as of
December 31, 2012.

Certain of our debt obligations contain certain restrictive covenants.  As of December 31, 2012, we are in compliance with all restrictive covenants of our outstanding debt obligations.

Distributions

During the year ended December 31, 2012, gross distributions paid were $3,673,000 with $1,324,000 being reinvested through the DRP for net cash distributions of $2,349,000. Our cash provided by operating activities for the year ended December 31, 2012 was $4,033,000.  During the year ended December 31, 2011, gross distributions paid were $873,000 with $158,000 being reinvested through the DRP for net cash distributions of $715,000.  Our cash generated by operations for the year ended December 31, 2011 was $593,000.  To the extent that distributions paid were greater than our cash provided by operating activities for the year ended December 31, 2011, we funded such excess distributions with advances from Phillips Edison Sub-Advisor.  There were gross distributions of $717,000 accrued and payable as of December 31, 2012.

Distributions for the years ended December 31, 2012 and 2011 accrued at a daily rate of $0.00178082 per share of common stock.  Our net loss attributable to stockholders for the year ended December 31, 2012 was $3,346,000, and net cash provided by operating activities was $4,033,000.  Our cumulative gross distributions and net loss attributable to stockholders from inception through December 31, 2012 are $4,546,000 and $6,457,000, respectively.  We have funded our cumulative distributions, which includes net cash distributions and distributions reinvested by stockholders, with cash provided by operating activities, advances from Phillips Edison Sub-Advisor, and borrowings.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended.

We may receive income from interest or rents at various times during our fiscal year, and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period.  We will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by our Advisor Entities.  To the extent that we pay distributions from sources other than our cash provided by operating activities, we will have fewer funds available for investment in properties.  The overall return to our stockholders may be reduced, and subsequent investors may experience dilution.

Our distribution policy is not to use the proceeds of this offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from this offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, as impairments are based on estimated future undiscounted cash flows, you are cautioned that we may not recover any impairment charges. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)     acquisition fees and expenses;

(2)     straight-line rent amounts, both income and expense;

(3)     amortization of above- or below-market intangible lease assets and liabilities;

(4)     amortization of discounts and premiums on debt investments;

(5)     gains or losses from the early extinguishment of debt;

(6)     gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(7)     gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(8)     gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(9)     gains or losses related to contingent purchase price adjustments; and

(10)   adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

•      Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of our offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to AR Capital Advisor, Phillips Edison Sub-Advisor or third parties.

•      Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•      Adjustments for amortization of above- or below-market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•      Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses.

•      Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, you are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs, and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. MFFO has limitations as a performance measure in an offering such as this where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of this offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

FUNDS FROM OPERATIONS AND MODIFIED FUNDS FROM OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(Unaudited)
(Amounts in thousands, except share and per share amounts)
	Three Months Ended December 31,		Year Ended December 31,		Cumulative Since
	2012	2011	2012	2011	Inception
Calculation of Funds from Operations
Net loss attributable to Company stockholders	$(1,247)	$(1,071)	$(3,346)	$(2,364)	$(6,457)
Add:
Depreciation and amortization of real estate assets	3,015	647	8,094	1,500	9,675
Less:
Noncontrolling interest	(1,242)	(117)	(3,539)	(117)	(3,656)
Funds from operations (FFO)	$526	$(541)	$1,209	$(981)	$(438)

Calculation of Modified Funds from Operations
Funds from operations	$526	$(541)	$1,209	$(981)	$(438)
Add:
Acquisition expenses	1,565	1,011	3,981	1,751	6,199
Net amortization of above- and below-market leases	58	98	395	312	724
Less:
Straight-line rental income	(154)	(45)	(440)	(79)	(519)
Amortization of market debt adjustment	(153)	-	(235)	-	(235)
Noncontrolling interest	18	(124)	(615)	(124)	(739)
Modified funds from operations (MFFO)	$1,860	$399	$4,295	$879	$4,992

Weighted-average common shares outstanding - basic and diluted	11,200,440	2,318,047	6,509,470	1,503,477	2,663,204
Net loss per share - basic and diluted	$(0.11)	$(0.46)	$(0.51)	$(1.57)	$(2.42)
FFO per share - basic and diluted	$0.05	$(0.23)	$0.19	$(0.65)	$(0.16)
MFFO per share - basic and diluted	$0.17	$0.17	$0.66	$0.58	$1.87

Critical Accounting Policies

Below is a discussion of our critical accounting policies. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization. Investments in real estate are carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisition costs are expensed as incurred. Repair and maintenance costs are charged to expense as incurred, and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Costs directly associated with the development of land and those incurred during construction will be capitalized as part of the investment basis. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5 – 7 years

Real Estate Acquisition Accounting. In accordance with ASC 805, we record real estate, consisting of land, buildings and improvements, at fair value. We allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred and restructuring costs generally be expensed in periods subsequent to the acquisition date.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease.  We also include fixed rate renewal options in our calculation of the fair value of both above- and below-market leases and the periods over which such leases are amortized.  If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determines that the tenant has a financial incentive to exercise such option.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up.  Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.

We will estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities will require us to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets. We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are: significant decreases in occupancy, rental income, operating income and market values.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and we will include amounts expected to be received in later years in deferred rents. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate (“ASC 605-976”). The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Class B Units

Effective October 1, 2012, our Advisor Entities are no longer entitled to the payment of asset management fees in cash under the A&R Advisory Agreement.  Instead, we will issue to our Advisor Entities units of our operating partnership designated as “Class B units” in connection with the asset management services provided by our Advisor Entities.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of our operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) AR Capital Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

We have concluded that our Advisor Entities’ performances under the A&R Advisory Agreement and the Fourth Amended and Restated Sub-Advisory Agreement is not complete until they have served as our Advisor Entities through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by our Advisor Entities.  Additionally, our Advisor Entities have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time our Advisor Entities have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition.  The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because our Advisor Entities can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited.  Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, our Advisor Entities could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved.  However, as the Class B Units are deemed to be participating securities, the distributions paid to our Advisor Entities will be treated as compensation expense. This expense will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

Impact of Recently Issued Accounting Pronouncements—In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In August 2012, the FASB issued ASU 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update). This update amends a number of SEC sections in the FASB Accounting Standards Codification as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final Rule 33-9250, and (3) corrections related to ASU 2010-22.  ASU 2012-03 was effective upon issuance.  The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. ASU 2012-04 will be effective for us as of January 1, 2013. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

Subsequent Events

Distributions

On January 2, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from December 1, 2012 through December 31, 2012. The total gross amount of the distribution was approximately $717,000, with $298,000 being reinvested in the DRP, for a net cash distribution of $419,000.

On January 23, 2013, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing March 1, 2013 through and including March 31, 2013. The authorized distributions equal an amount of $0.00183562 per share of common stock, par value $0.01 per share. This equates to a 6.70% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes.  We expect to pay these distributions on April 1, 2013.  Our policy is not to fund distributions with proceeds from this offering.

On February 1, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from January 1, 2013 through January 31, 2013. The total gross amount of the distribution was approximately $817,000, with $344,000 being reinvested in the DRP, for a net cash distribution of $473,000.

On March 1, 2013, we paid a distribution equal to a daily amount of $0.00183562 per share of common stock outstanding for stockholders of record for the period from February 1, 2013 through February 28, 2013. The total gross amount of the distribution was approximately $882,000, with $374,000 being reinvested in the DRP, for a net cash distribution of $508,000.

Acquisition of Atlanta Portfolio

Between January 15, 2013 and February 13, 2013, we acquired a 100% interest in a portfolio consisting of seven shopping centers in the Atlanta, Georgia area (the “Atlanta Portfolio”) for approximately $69.6 million, exclusive of closing costs. The individual properties in the Atlanta Portfolio are located in: Acworth, Georgia; Ellenwood, Georgia; Alpharetta, Georgia; Buford, Georgia; Mableton, Georgia; Marietta, Georgia; and McDonough, Georgia. The acquisition of the Atlanta Portfolio was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from this offering. The portfolio is approximately 587,367 square feet and is 90.8% leased.

Acquisition of Fairlawn Town Centre

On January 30, 2013, we acquired a 100% interest in a Giant Eagle-anchored shopping center, Fairlawn Town Centre, located in Fairlawn, Ohio, for a purchase price of approximately $42.2 million. The acquisition was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from this offering. The 347,255 square foot property is 95.0% leased.

Sale of Shares of Common Stock

From January 1, 2013 through February 28, 2013, we raised approximately $46.7 million through the issuance of 4,697,487 shares of common stock under our offering. As of February 28, 2013, approximately 131.4 million shares remained available for sale to the public under this offering, exclusive of shares available under the DRP.

Amendment of our Advisory Agreement

On February 4, 2013, we and our operating partnership entered into the A&R Advisory Agreement with AR Capital Advisor.  The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between the us and AR Capital Advisor  is eliminated effective October 1, 2012.  Instead, we expect to issue to AR Capital Advisor on a quarterly basis performance-based restricted partnership units of our operating partnership designated as “Class B units.”  The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of our operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) AR Capital Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

Additionally, the A&R Advisory Agreement eliminates the subordinated share of cash flows and the subordinated incentive fee contemplated under the previous advisory agreement between us and AR Capital Advisor.  Instead, similar concepts are now set forth in the Amended and Restated Agreement of Limited Partnership for our operating partnership as follows:

•         The operating partnership will pay a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors.

•         The operating partnership will pay a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.

•         Neither AR Capital Advisor nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.

•         Upon termination or non-renewal of the A&R Advisory Agreement, an affiliate of AR Capital Advisor shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.  In addition, the affiliate of AR Capital Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders.  These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

Lines of Credit

On January 18, 2013, we increased the borrowing capacity of our syndicated senior secured revolving credit facility led by KeyBank National Association from $40 million to $88 million.  On January 30, 2013, we again increased the borrowing capacity under this facility to $120 million. This facility has an accordion feature that allows us to further increase the capacity up to $250 million, subject to the terms and conditions of the facility.  Subsequent to December 31, 2012, we drew $63.9 million from this facility.  As of March 7, 2013, the balance under this facility was $100.6 million.

We have an unsecured credit facility with KeyBank National Association with a capacity of $10.0 million.  Subsequent to December 31, 2012, we drew $8.4 million from this facility.  As of March 7, 2013, the balance under this facility was $8.4 million.

Experts

The following information supplements the disclosure in this prospectus under the heading “Experts.”

The consolidated financial statements of Phillips Edison – ARC Shopping Center REIT Inc. and its subsidiaries as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and the related financial statement schedule included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

*    All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Phillips Edison—ARC Shopping Center REIT Inc.

We have audited the accompanying consolidated balance sheets of Phillips Edison—ARC Shopping Center REIT Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phillips Edison – ARC Shopping Center REIT Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 7, 2013

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011
(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS
Investment in real estate:
Land	$82,127	$21,338
Building and improvements	209,048	49,415
Total investment in real estate assets	291,175	70,753
Accumulated depreciation and amortization	(7,317)	(1,261)
Total investment in real estate assets, net	283,858	69,492
Acquired intangible lease assets, net of accumulated amortization of $3,844 and $807, respectively	20,957	6,799
Cash and cash equivalents	7,654	6,969
Restricted cash	1,053	214
Accounts receivable, net of bad debt reserve of $69 and $35, respectively	2,707	786
Deferred financing expense, net of accumulated amortization of $596 and $203, respectively	2,827	599
Prepaid expenses and other	6,354	333
Total assets	$325,410	$85,192

LIABILITIES AND EQUITY
Liabilities:
Mortgage loans payable	$159,007	$46,788
Acquired below market lease intangibles, net of accumulated amortization of $811 and $161, respectively	4,892	1,203
Accounts payable	533	47
Accounts payable – affiliates	3,634	8,395
Accrued and other liabilities	5,073	1,574
Total liabilities	173,139	58,007
Commitments and contingencies (Note 9)	-	-
Equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, zero shares issued and outstanding at December 31,
2012 and 2011	$-	$-
Common stock, $0.01 par value per share, 180,000,000 shares authorized, 13,801,251 and 2,658,159 shares issued and
outstanding at December 31, 2012 and 2011, respectively	138	27
Additional paid-in capital	118,238	17,980
Accumulated deficit	(11,720)	(4,126)
Total stockholders’ equity	106,656	13,881
Noncontrolling interests	45,615	13,304
Total equity	152,271	27,185
Total liabilities and equity	$325,410	$85,192

See notes to consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)

	2012	2011	2010
Revenues:
Rental income	$13,828	$2,762	$85
Tenant recovery income	3,635	750	13
Other property income	87	17	-
Total revenues	17,550	3,529	98
Expenses:
Property operating	2,957	631	14
Real estate taxes	2,055	507	18
General and administrative	1,717	845	228
Acquisition expenses	3,981	1,751	467
Depreciation and amortization	8,094	1,500	81
Total expenses	18,804	5,234	808
Operating loss	(1,254)	(1,705)	(710)
Other expense:
Interest expense, net	(3,020)	(811)	(38)
Other income	1	-	1
Net loss	(4,273)	(2,516)	(747)
Net loss attributable to noncontrolling interests	927	152	-
Net loss attributable to Company stockholders	$(3,346)	$(2,364)	$(747)
Per share information - basic and diluted:
Loss per share - basic and diluted	$(0.51)	$(1.57)	$(4.44)
Weighted-average common shares outstanding - basic and diluted	6,509,470	1,503,477	168,419

Comprehensive loss	$(4,273)	$(2,516)	$(747)
Comprehensive loss attributable to noncontrolling interests	927	152	-
Comprehensive loss attributable to Company stockholders	$(3,346)	$(2,364)	$(747)

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)

					Total
	Common Stock		Additional	Accumulated	Stockholders'	Noncontrolling
	Shares	Amount	Paid-In Capital	Deficit	Equity	Interest	Total
Balance at December 31, 2009	20,000	$-	$200	$-	$200	$-	$200
Issuance of common stock	710,570	7	6,384	-	6,391	-	6,391
Contributions from Sponsors	-	-	140	-	140	-	140
Common distributions declared, $0.22 per share	-	-	-	(37)	(37)	-	(37)
Offering costs	-	-	(4,790)	-	(4,790)	-	(4,790)
Net loss	-	-	-	(747)	(747)	-	(747)
Balance at December 31, 2010	730,570	$7	$1,934	$(784)	$1,157	$-	$1,157
Issuance of common stock	1,916,572	20	18,596	-	18,616	-	18,616
Issuance of preferred stock	-	-	-	-	-	125	125
Share repurchases	(5,630)	-	(56)	-	(56)	-	(56)
Contributions from Sponsors	-	-	88	-	88	-	88
Dividend reinvestment plan (DRP)	16,647	-	158	-	158	-	158
Contributions from noncontrolling interests	-	-	-	-	-	14,441	14,441
Reallocation of equity from contribution of
properties to Joint Venture	-	-	1,003	-	1,003	(1,003)	-
Common distributions declared, $0.65 per share	-	-	-	(978)	(978)	-	(978)
Distributions to noncontrolling interests	-	-	-	-	-	(92)	(92)
Offering costs	-	-	(3,726)	-	(3,726)	-	(3,726)
Offering costs - issuance of stock for
noncontrolling interest	-	-	(17)	-	(17)	(15)	(32)
Net loss	-	-	-	(2,364)	(2,364)	(152)	(2,516)
Balance at December 31, 2011	2,658,159	$27	$17,980	$(4,126)	$13,881	$13,304	$27,185
Issuance of common stock	11,007,548	110	109,372	-	109,482	-	109,482
Share repurchases	(3,749)	-	(35)	-	(35)	-	(35)
Dividend reinvestment plan (DRP)	139,293	1	1,323	-	1,324	-	1,324
Contributions from noncontrolling interests	-	-	-	-	-	35,560	35,560
Common distributions declared, $0.65 per share	-	-	-	(4,248)	(4,248)	-	(4,248)
Distributions to noncontrolling interests	-	-	-	-	-	(2,322)	(2,322)
Offering costs	-	-	(10,402)	-	(10,402)	-	(10,402)
Net loss	-	-	-	(3,346)	(3,346)	(927)	(4,273)
Balance at December 31, 2012	13,801,251	$138	$118,238	$(11,720)	$106,656	$45,615	$152,271

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,273)	$(2,516)	$(747)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,850	1,500	81
Net amortization of above- and below-market leases	395	312	17
Amortization of deferred financing costs	648	193	10
Straight-line rental income	(440)	(79)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,481)	(518)	-
Prepaid expenses and other	(1,258)	(163)	(173)
Accounts payable	355	(66)	113
Accounts payable – affiliates	(539)	708	782
Accrued and other liabilities	2,776	1,222	118
Net cash provided by operating activities	4,033	593	201

CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(196,934)	(55,851)	(21,238)
Capital expenditures	(705)	(95)	-
Change in restricted cash	(839)	(203)	(11)
Net cash used in investing activities	(198,478)	(56,149)	(21,249)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	109,482	18,616	6,391
Proceeds from issuance of noncontrolling stock, net	-	93	-
Redemptions of common stock	(35)	(56)	-
Payment of offering costs	(14,643)	(1,364)	-
Payments on mortgage loans payable	(140,150)	(25,430)	-
Proceeds from mortgage loans payable	212,503	57,523	14,695
Payments for notes payable – affiliates	-	(600)	(900)
Proceeds from notes payable – affiliates	-	-	1,500
Distributions paid, net of DRP	(2,349)	(715)	-
Contributions from noncontrolling interests	35,560	14,441	-
Distributions to noncontrolling interests	(2,406)	-	-
Payments of loan financing costs	(2,832)	(690)	(131)
Net cash provided by financing activities	195,130	61,818	21,555

NET INCREASE IN CASH AND CASH EQUIVALENTS	685	6,262	507

CASH AND CASH EQUIVALENTS:
Beginning of period	6,969	707	200

End of period	$7,654	$6,969	$707

SUPPLEMENTAL CASHFLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Change in offering costs payable to sub-advisor	$(4,241)	$2,362	$3,847
Distributions payable	575	142	37
Distributions payable – noncontrolling interests	(84)	92	-
Assumed debt	40,101	-	-
Accrued capital expenditures and deferred financing costs	363	-	-
Cash paid for interest	2,346	557	140
Distributions reinvested	1,324	158	-
Reclassification of deferred offering costs to additional paid-in capital	-	-	4,790
Financing costs payable to advisor and sub-advisor, net	19	(19)	110
Contributions from sponsors	-	88	140

See notes to consolidated financial statements.

Phillips Edison—ARC Shopping Center REIT Inc.

Notes to Consolidated Financial Statements

1. ORGANIZATION

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2010. Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public, pursuant to a registration statement, $1.785 billion in shares of common stock on a “best efforts” basis in our initial public offering (“our offering”). Our offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.  We are selling the shares registered in our primary offering over a three-year period, which ends August 12, 2013. Under rules promulgated by the SEC, in some instances we may extend the primary offering beyond that date. We may sell shares under the DRP beyond the termination of the primary offering until we have sold all the shares under the plan.

As of December 31, 2012, we had issued 13,801,251 shares of common stock since inception, including 155,940 shares issued through the DRP, generating gross cash proceeds of $136.1 million.

Our advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a limited liability company that was organized in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by AR Capital, LLC (formerly American Realty Capital II, LLC) (the “AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (the “Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.  We owned fee simple interests in 26 real estate properties, 20 of which we owned through the Joint Venture (as defined below), acquired from third parties unaffiliated with us, the Advisor, or the Sub-advisor as of December 31, 2012.

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a “CBRE Investor”). The joint venture is in the form of PECO-ARC Institutional Joint Venture I., L.P., a Delaware limited partnership (the “Joint Venture”). We, through an indirectly wholly owned subsidiary, hold an approximate 54% interest in the Joint Venture.  We serve as the general partner and manage the operations of the Joint Venture. The CBRE Investors hold the remaining approximate 46% interest.  We contributed approximately $58.7 million, in the form of equity interests in six wholly owned real estate properties and cash, to the Joint Venture, and the CBRE Investors contributed $50 million in cash.  As of December 31, 2012, the Joint Venture holds 20 grocery-anchored neighborhood and community shopping centers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All significant intercompany balances and transactions are eliminated upon consolidation.

Partially Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity.

We performed an analysis of the assets held through the Joint Venture in accordance with Accounts Standards Codification (“ASC”) 810 – Consolidation. Based upon this analysis, we have determined the Joint Venture should be consolidated into our consolidated financial statements. As a result of the contribution of the assets to the Joint Venture, there was a difference of $1.0 million in the net book value of the contributed assets and the agreed upon contribution value of the assets. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), the difference arising from the contribution to the Joint Venture was not recognized as a gain on sale in the consolidated statements of operations, rather it was treated as a reallocation of equity to our stockholders from the CBRE Investors.

Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; and initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Organizational and Offering Costs—The Sub-advisor has paid offering expenses on our behalf. We will reimburse on a monthly basis the Sub-advisor for these costs and future offering costs it, the Advisor, or any of their respective affiliates may incur on our behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering or cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. These offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges of the escrow holder and transfer agent, reimbursement to the Advisor and Sub-advisor for our portion of the salaries and related employment costs of the Advisor’s and Sub-advisor’s employees who provide services to us (excluding costs related to employees who provide services for which the Advisor or Sub-advisor, as applicable, receive acquisition or disposition fees), reimbursement to Realty Capital Securities, LLC, the dealer manager (“the Dealer Manager”), for amounts it may pay to reimburse the bona fide due diligence expenses of broker-dealers, costs in connection with preparing supplemental sales materials, our costs of conducting bona fide training and education meetings (primarily the travel, meal and lodging costs of our non-registered officers and the non-registered officers of the Advisor and Sub-advisor to attend such meetings), and cost reimbursement for non-registered employees of our affiliates to attend retail seminars conducted by broker-dealers. These offering costs include travel services provided to the Advisor or Sub-advisor by a related party of one or more of the sponsors. Costs associated with the offering are charged against the gross proceeds of the offering.  Organizational costs are expensed as incurred.

Investment Property and Lease Intangibles—Real estate assets we have acquired are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the years ended December 31, 2012, 2011, and 2010.

The results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. Estimates of future cash flows, estimates of replacement cost, and other valuation techniques that we believe are similar to those used by independent appraisers are used to allocate the purchase price of each identifiable asset acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Acquisition-related costs are expensed as incurred.

The fair value of buildings and improvements is determined on an as-if-vacant basis.  The estimated fair value of acquired in-place leases is the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using interest rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases.  We also include fixed rate renewal options in our calculation of the fair value of both above- and below-market leases and the periods over which such leases are amortized.  If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determines that the tenant has a financial incentive to exercise such option.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Costs—Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs incurred during the years ended December 31, 2012, 2011, and 2010, respectively, were approximately $2,875,000, $561,000, and $241,000. Of this amount, for the years ended December 31, 2012, 2011, and 2010, respectively, $816,000, $180,000, and $110,000 was incurred as a result of the financing fee due to the Advisor, Sub-advisor and their affiliates. Amortization of deferred financing costs for the years ended December 31, 2012, 2011, and 2010, respectively, was $648,000, $193,000, and $10,000 and was recorded in interest expense in the consolidated statements of operations and comprehensive loss.

Revenue Recognition—We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•     whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•     whether the tenant or landlord retains legal title to the improvements;

•     the uniqueness of the improvements;

•     the expected economic life of the tenant improvements relative to the length of the lease; and

•     who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and will be lesser than the cash collected in the later years of a lease. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

Income Taxes—We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions.  Additionally, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the consolidated financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that our tax positions will be sustained in any tax examinations.

Repurchase of Common Stock—We offer a share repurchase program which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). We account for those financial instruments that represent our mandatory obligation to repurchase shares as liabilities to be reported at settlement value. At such time, we will reclassify such obligations from equity to a liability based upon their respective settlement values. As of December 31, 2012 and 2011, no such obligations existed.

Restricted Cash—Restricted cash primarily consisted of escrowed insurance premiums, real estate taxes and investor proceeds for which shares of common stock had not been issued of $1,053,000 and $214,000 as of December 31, 2012 and 2011, respectively.

Class B Units—Effective October 1, 2012, the Advisor and Sub-advisor are no longer entitled to the payment of asset management fees in cash under the A&R Advisory Agreement.  Instead, we will issue to the Advisor and Sub-advisor units of the Operating Partnership designated as “Class B units” in connection with the asset management services provided by the Advisor and Sub-advisor.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

We have concluded that the Advisor and Sub-advisor’s performance under the A&R Advisory Agreement and the Fourth Amended and Restated Sub-Advisory Agreement is not complete until they have served as the Advisor and Sub-advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the Advisor and Sub-advisor.  Additionally, the Advisor and Sub-advisor have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time the Advisor and Sub-advisor have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition.  The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because the Advisor and Sub-advisor can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited.  Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, the Advisor and Sub-advisor could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved.  However, as the Class B Units are deemed to be participating securities, the distributions paid to the Advisor and Sub-advisor will be treated as compensation expense. This expense will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

Earnings Per Share—Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which we had none for the years ended December 31, 2012, 2011, and 2010.

Segment Reporting—We assess and measure operating results of our properties based on net property operations. We internally evaluate the operating performance of our portfolio of properties and do not differentiate properties by geography, size or type. Each of our investment properties is considered a separate operating segment, and as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, our properties are aggregated into one reportable segment as we evaluate the aggregate performance of the properties.

Noncontrolling Interests—Noncontrolling interests in the consolidated balance sheets represent the economic equity interests of the Joint Venture that are not owned by us. Noncontrolling interests in the consolidated statements of equity represent contributions, distributions and allocated earnings to the CBRE Investors. Noncontrolling interests in earnings of the Joint Venture in the consolidated statements of operations and comprehensive loss represents losses allocated to noncontrolling interests based on the economic ownership percentage of the consolidated Joint Venture held by these investors.

Impact of Recently Issued Accounting Pronouncements—In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In August 2012, the FASB issued ASU 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update). This update amends a number of SEC sections in the FASB Accounting Standards Codification as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final

Rule 33-9250, and (3) corrections related to ASU 2010-22.  ASU 2012-03 was effective upon issuance.  The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. ASU 2012-04 will be effective for us as of January 1, 2013. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

3. EQUITY

General—We have the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2012, we had issued 13,801,251 shares of common stock generating gross cash proceeds of $136.1 million, and we had issued no shares of preferred stock. The holders of shares of the common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Our charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—We have adopted the DRP that allows stockholders to have distributions invested in additional shares of our common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the DRP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash.  Distributions reinvested through the DRP for the years ended December 31, 2012 and 2011, were $1,324,000 and $158,000, respectively.  There were no distributions reinvested through the DRP during the year ended December 31, 2010.

Share Repurchase Program—Our share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.  Repurchase of shares of common stock will be made monthly upon written notice received by us at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice. During the year ended December 31, 2012, there were 3,749 shares repurchased for $35,089 under the share repurchase program for an average repurchase price of $9.36 per share.  During the year ended December 31, 2011, there were 5,630 shares repurchased for $56,244 under the share repurchase program for an average repurchase price of $9.99 per share.  There were no shares repurchased during the year ended December 31, 2010.

2010 Long-Term Incentive Plan—We have adopted a 2010 Long-Term Incentive Plan which may be used to attract and retain officers, advisors, and consultants. We have not issued any shares under this plan as of December 31, 2012.

2010 Independent Director Stock Plan—We have also adopted an Amended and Restated 2010 Independent Director Stock Plan which may be used to offer independent directors an opportunity to participate in our growth through awards of shares of restricted common stock subject to time-based vesting. We have not issued any shares under this plan as of December 31, 2012.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

The following describes the methods we use to estimate the fair value of our financial assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates and current market rents and allowances as determined by management.

Mortgage loans payable —We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs.  The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, approximately 2.70% for variable rate debt and 4.25% for fixed rate debt, as of December 31, 2012, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable).  We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed.  The fair values and recorded values of our borrowings as of December 31, 2012, were $158.7 million and $159.0 million, respectively.  The carrying amount of our borrowings approximates their fair value as of December 31, 2011.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

For the year ended December 31, 2012, we acquired 19 grocery-anchored retail centers, including 13 through the Joint Venture, for a combined purchase price of approximately $232.2 million, including $37.9 million of assumed debt with a fair value of $40.1 million.  We allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Category	Allocation
Land	$60,600
Building and improvements	158,828
Acquired in-place leases	14,428
Acquired above-market leases	2,718
Acquired below-market leases	(4,339)

Total	$232,235

The following information summarizes selected financial information from our combined results of operations, as if all of our acquisitions for 2011 and 2012 had been acquired on January 1, 2011.

We estimated that revenues, on a pro forma basis, for the years ended December 31, 2012 and 2011, would have been approximately $36.3 million and $35.0 million, respectively, and our net loss attributable to our stockholders, on a pro forma basis excluding acquisition expenses of $8.7 million, would have been approximately $0.7 million and $1.8 million, respectively. The pro forma net loss per share excluding acquisition expenses would have been $0.05 and $0.14, respectively, for the years ended December 31, 2012 and 2011.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

6. ACQUIRED INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following (in thousands):

	2012	2011

Acquired in-place leases, net of accumulated
amortization of $2,310 and $318,
respectively	$15,655	$3,169
Acquired above-market leases, net of accumulated
amortization of $1,534 and $489,
respectively	5,302	3,630

Total	$20,957	$6,799

Amortization expense recorded on the intangible assets for the years ended December 31, 2012, 2011, and 2010 was $3,037,000, $764,000, and $43,000, respectively.

Estimated amortization expense of the respective acquired intangible lease assets as of December 31, 2012 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases

2013	$3,771	$1,448
2014	3,632	1,418
2015	2,795	1,198
2016	2,125	662
2017	1,230	404
2018 and thereafter	2,102	172

Total	$15,655	$5,302

The weighted-average amortization periods for acquired in-place lease and above-market lease intangibles are six years and five years, respectively.

7. MORTGAGE LOANS PAYABLE

As of December 31, 2012, we had approximately $159.0 million of outstanding mortgage notes payable outstanding, inclusive of a below-market assumed debt adjustment of $1.9 million. As of December 31, 2011, we had approximately $46.8 million of outstanding mortgage notes payable outstanding.  Each of the mortgage notes payable is secured by the respective property on which the debt was placed.  Certain of the mortgage notes allow us to generally make additional principal payments on the loan and draw those amounts back, not to exceed the initial loan amount, as needed.  As of December 31, 2012 and 2011, the weighted-average interest rate for the loans was 3.58% and 2.91%, respectively.

Excluding the below-market debt adjustment, we hold $104.6 million of our debt obligations through the Joint Venture, in which we have a 54% interest, and we hold $52.5 million of our debt obligations directly.  We also have an unsecured credit facility with $10.0 million of available funds, on which we have not drawn any funds as of December 31, 2012.  On December 24, 2012, we also entered into a $40.0 million secured revolving credit facility with the potential to increase the borrowing capacity under such facility to $250.0 million, from which we may draw funds to pay certain long-term debt obligations as they mature.  Of the amount outstanding on our mortgage notes payable at December 31, 2012, $17.3 million is for loans which mature in 2013.  We have a one-year extension option on each loan maturing in 2013, subject to extension fees and compliance with loan covenants. As of December 31, 2012 and 2011, our leverage ratios, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, were approximately 48.5% and 51.7%, respectively.

In conjunction with our acquisition of five real estate properties, we assumed debt of $37.9 million with a fair value of $40.1 million. The assumed debt market adjustment will be amortized over the remaining life of the loans. The amortization recorded on the assumed below-market debt adjustment was $235,000 for the year ended December 31, 2012.

The following is a summary of our debt obligations as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012		December 31, 2011
	Outstanding	Maximum	Outstanding	Maximum
	Principal	Loan	Principal	Loan
	Balance	Capacity	Balance	Capacity

Fixed rate mortgages payable(1)	$43,934	$43,934	$-	$-
Variable rate mortgages payable	76,424	89,475	46,788	53,400
Secured credit facility	36,709	40,000	-	-
Unsecured credit facility	-	10,000	-	-
Assumed below-market debt adjustment	1,940	N/A	-	N/A

Total	$159,007	$183,409	$46,788	$53,400

(1)	The assets and liabilities of the following properties are neither available to pay the debts of the consolidated entity nor constitute obligations of the consolidated entity: Baker Hill Center, Broadway Plaza, and Publix at Northridge.

Below is a listing of the mortgage loans payable with their respective principal payment obligations (in thousands) and weighted-average interest rates:

	2013	2014	2015	2016	2017	Thereafter	Total

Maturing debt:(1)
Fixed rate mortgages payable	$1,216	$17,331	$1,047	$10,296	$6,899	$7,145	$43,934
Variable rate mortgages payable	17,681	1,105	1,105	16,093	33,640	6,800	76,424
Secured line of credit	-	-	36,709	-	-	-	36,709
Total maturing debt	$18,897	$18,436	$38,861	$26,389	$40,539	$13,945	$157,067

Weighted-average interest rate on debt:
Fixed rate mortgages payable(2)	7.0%	7.5%	6.5%	6.0%	3.7%	6.1%	6.3%
Variable rate mortgages payable	2.8%	2.5%	2.5%	2.7%	2.4%	2.3%	2.6%
Secured line of credit	0.0%	0.0%	2.5%	0.0%	0.0%	0.0%	2.5%
Total	3.1%	7.2%	2.6%	4.0%	2.6%	4.2%	3.6%

(1)	The debt maturity table does not include any below-market debt adjustment, of which $1,940, net of accumulated amortization, was outstanding as of December 31, 2012.
(2)	A portion of the fixed rate debt represents loans assumed as part of certain acquisitions. These loans typically have higher interest rates than interest rates associated with new debt.

As of December 31, 2012, we were in compliance with all debt covenants.

8. ACQUIRED BELOW-MARKET LEASE INTANGIBLES

Acquired below-market lease intangibles consisted of the following (in thousands):

	2012	2011

Acquired below-market leases, net of accumulated
amortization of $811 and $161,
respectively	$4,892	$1,203

Amortization recorded on the intangible liabilities for the years ended December 31, 2012, 2011, and 2010 was $650,000, $151,000, and $10,000, respectively.

Estimated amortization income of the intangible lease liabilities as of December 31, 2012 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	Below-Market Leases

2013	$1,075
2014	1,011
2015	795
2016	664
2017	517
2018 and thereafter	830

Total	$4,892

The weighted-average amortization period for below market lease intangibles is six years.

9. COMMITMENTS AND CONTINGENCIES

Sponsor Organization and Offering Costs

In addition to the accounts payable to affiliates, there are approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf that have not been charged to us. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through our offering. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of our offering and the discretion of the Sub-advisor.

Litigation

In the ordinary course of business, we may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against us.

Environmental Matters

In connection with the ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We have not been notified by any governmental authority of any non-compliance, liability or other claim, and we are not aware of any other environmental condition that we believe will have a material impact on our consolidated financial statements.

Operating Lease

We lease land under a long-term lease at one property, which was acquired in 2011.  Total rental expense for the lease was $18,300 and $4,500 for the years ended December 31, 2012 and 2011, respectively.  Minimum rental commitments under the noncancelable term of the lease as of December 31, 2012 are as follows:  (i) 2013, $20,000; (ii) 2014, $20,000; (iii) 2015, $20,000; (iv) 2016, $20,000; and (v) 2017, $17,000.

10. RELATED PARTY TRANSACTIONS

Advisory Agreement—Pursuant to our advisory agreement, the Advisor is entitled to specified fees for certain services, including managing our day-to-day activities and implementing our investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages our day-to-day affairs and our portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on our behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs—Under the terms of the advisory agreement, we are to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of our offering. As of December 31, 2012, the Advisor, Sub-advisor and their affiliates have billed us for approximately $7.2 million of organization and offering costs, and we have reimbursed $4.2 million of such costs, resulting in a net payable of $3.0 million. In addition, approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or been recorded in our consolidated financial statements. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of our offering and the discretion of the Sub-advisor.  As of December 31, 2011, the Advisor, Sub-advisor or their affiliates had incurred $7.1 million of organization and offering costs which we had yet to reimburse.

Acquisition Fee—We pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments we acquire or originate, including acquisition or origination expenses and any debt attributable to such investments.  We incurred acquisition fees payable to the Advisor, Sub-advisor and their affiliates of $1,705,000, $356,000, and $210,000, respectively, for the years ended December 31, 2012, 2011, and 2010 in connection with our property acquisitions.  The amount of these acquisition fees outstanding and payable (receivable) by us as of December 31, 2012 and 2011 was $191,000 and ($44,000), respectively. The receivable at December 31, 2011 was due to an overpayment of acquisition fees related to the Cureton Town Center acquisition.

Asset Management Fee—We paid the Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable monthly in arrears (based on assets we held during the previous month) was equal to 0.08333% of the sum of the cost of all real estate and real estate-related investments we owned and of our investments in joint ventures, including certain expenses and any debt attributable to such investments. However, the Advisor reimbursed all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof, without any corresponding issuance of equity to the Sub-advisor or its affiliate), during the quarter were not at least equal to our declared distributions during the quarter. We cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis. Total asset management fees incurred for the years ended December 31, 2012, 2011, and 2010 were $1,243,000, $347,000, and $18,000, respectively, with $546,000, $284,000, and $18,000 of these fees being waived or reimbursed by the Advisor and Sub-advisor. For the years ended December 31, 2012 and 2011, the net asset management fees of $697,000 and $63,000, respectively, were paid solely by the CBRE Investors to the Advisor and Sub-advisor, as the amount of asset management fees for which we were responsible were waived or reimbursed to us by the Advisor and Sub-advisor pursuant to the advisory agreement between the Joint Venture and the Advisor.  The amount of these asset management fees outstanding and payable by us as of December 31, 2012 and 2011 was $248,000 and $63,000, respectively.

On February 4, 2013, we and the Operating Partnership entered into an Amended and Restated Advisory Agreement (the “A&R Advisory Agreement”) with the Advisor.  The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and the Advisor (as discussed above) is eliminated effective October 1, 2012.  Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as “Class B units.”  The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.  The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders.  These distributions will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

On February 13, 2013, the Operating Partnership issued 59,245 Class B units to the Advisor under the A&R Advisory Agreement for the asset management services performed by the Advisor during the period from October 1, 2012 to December 31, 2012.  These Class B units will not vest until the conditions referenced above have been met.

Financing Fee—We pay the Advisor or Sub-advisor a financing fee equal to 0.75% of all amounts made available under any loan or line of credit. We incurred financing fees payable to the Advisor, Sub-advisor and their affiliates of $816,000, $180,000, and $110,000 for the years ended December 31, 2012, 2011, and 2010, respectively.  The amount of these financing fees outstanding and receivable by us as of December 31, 2011 was $19,000, which was due to an overpayment of financing fees related to the Cureton Town Center acquisition.

Disposition Fee—For substantial assistance by the Advisor, Sub-advisor or any of their affiliates in connection with the sale of properties or other investments, we will pay the Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to us in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor’s or Sub-advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. However, if we sell an asset to an affiliate, our organizational documents will prohibit us from paying the Advisor a disposition fee. There were no disposition fees incurred during the years ended December 31, 2012, 2011, and 2010.

General and Administrative Expenses—The sponsors provided $0, $88,000, and $140,000, respectively, during the years ended December 31, 2012, 2011, and 2010, for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. The sponsors do not intend to make further capital contributions to continue to fund our general and administrative expenses. As of December 31, 2012, we owed the Advisor, Sub-advisor and their affiliates $2,000 for general and administrative expenses paid on our behalf. The amount payable to the Advisor, Sub-advisor and their affiliates as of December 31, 2011, for general and administrative expenses was $1,140,000.  As of December 31, 2012, the Advisor, Sub-advisor and their affiliates have not allocated any portion of their employees’ salaries to general and administrative expenses.

Subordinated Participation in Net Sales Proceeds—The Operating Partnership will pay to PECO-ARC Special Limited Partner, LLC (the “Special Limited Partner”) a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to stockholders plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by stockholders.  Advisor has a 15.0% interest and the Sub-advisor has an 85.0% interest in the Special Limited Partner.

Subordinated Incentive Listing Fee—The Operating Partnership will pay to the Special Limited Partner a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to stockholders.

Neither the Special Limited Partner nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.

Subordinated Distribution Upon Termination of the Advisor Agreement—Upon termination or non-renewal of the A&R Advisory Agreement, the Special Limited Partner shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to stockholders.  In addition, the Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Property Manager—All of our real properties are managed and leased by Phillips Edison & Company Ltd. (the “Property Manager”), an affiliated property manager. The Property Manager is wholly owned by our Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager also manages real properties acquired by the Phillips Edison affiliates or other third parties.

We pay to the Property Manager monthly property management fees equal to 4.5% of the gross cash receipts of the properties managed by the Property Manager. In the event that we contract directly with a non-affiliated third-party property manager with respect to a property, we will pay the Property Manager a monthly oversight fee equal to 1.0% of the gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, we will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. We will reimburse the costs and expenses incurred by the Property Manager on our behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If we engage the Property Manager to provide construction management services with respect to a particular property, we will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

Transactions involving the Property Manager consisted of the following (in thousands):

				Unpaid Amount as of
	For the Year Ended December 31,			December 31,	December 31,
	2012	2011	2010	2012	2011

Property management fees	$756	$157	$-	$112	$21
Leasing commissions	302	34	-	96	-
Construction management fees	41	3	-	18	2
Other fees and reimbursements	191	46	-	(20)	4

Total	$1,290	$240	$-	$206	$27

Dealer Manager—Our dealer manager is Realty Capital Securities, LLC (the “Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by our AR Capital sponsor and provides certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered under our offering. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager is generally paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.  The Dealer Manager typically reallows 100% of the selling commissions and a portion of the dealer manager fee to participating broker-dealers.

Selling commissions incurred during the year ended December 31, 2012 were $7,880,000, all of which were reallowed to participating broker-dealers.  Dealer manager fees incurred during the year ended December 31, 2012 were $2,522,000, of which $767,000 was reallowed to participating broker-dealers.  Selling commissions incurred during the year ended December 31, 2011 were $1,014,000, all of which were reallowed to participating broker-dealers.  Dealer manager fees incurred during the year ended December 31, 2011, were $350,000, $76,000 of which was reallowed to participating broker-dealers. There were no selling commissions or dealer manager fees incurred or paid in the year ended December 31, 2010, as all shares were sold in conjunction with our “friends and family” program under which no fees or commissions are paid.

Share Purchases by Sub-advisor—The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in our public offering such that the total shares owned by the Sub-advisor is equal to at least 0.10% of our outstanding shares (excluding shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

As of December 31, 2012, the Sub-advisor owned 23,061 shares of our common stock, or approximately 0.17% of our outstanding common stock.  As of December 31, 2011, the Sub-advisor owned 21,412 shares of our common stock, or approximately 0.81% of our outstanding common stock.

11. ECONOMIC DEPENDENCY

We are dependent on the Advisor, Sub-advisor, the Property Manager, the Dealer Manager and their respective affiliates for certain services that are essential to us, including the sale of our shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor, the Property Manager and/or the Dealer Manager are unable to provide such services, we would be required to find alternative service providers or sources of capital.

As of December 31, 2012 and 2011, we owed the Advisor, the Sub-advisor and their respective affiliates approximately $3.6 million and $8.4 million, respectively, for offering and organization expenses and asset management, property management, and other fees payable as shown below (in thousands):

	2012	2011
Offering and organization expenses payable	$2,987	$7,149

General and administrative expenses of the company paid by a Sponsor	2	1,149

Asset management, property management, and other fees payable	645	97

Total due	$3,634	$8,395

In addition, as of December 31, 2012, approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or recorded in our consolidated financial statements.  Whether these costs will be billed to us in the future will depend on the success of our offering and the discretion of the Sub-advisor.  The sponsors provided $88,000 during the year ended December 31, 2011 and $228,000 since inception for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. There was no sponsor contribution for the year ended December 31, 2012.  Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

12. FUTURE MINIMUM RENTS

Our operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

Approximate future rentals to be received under non-cancelable operating leases in effect at December 31, 2012, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount

2013	$26,296
2014	24,435
2015	21,970
2016	19,776
2017	17,368
2018 and thereafter	83,371

Total	$193,216

One tenant, Publix, comprised approximately 12% of the aggregate annualized effective rent of our 26 shopping centers as of December 31, 2012.  No other tenant comprised 10% or more of our aggregate annualized effective rent as of December 31, 2012.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2012
	First	Second	Third	Fourth
(in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter
Total revenue	$2,215	$3,105	$5,148	$7,082
Operating loss	(52)	(725)	(424)	(53)
Net loss attributable to Company stockholders	(258)	(805)	(1,036)	(1,247)
Loss per share - basic and diluted	(0.08)	(0.17)	(0.15)	(0.11)

	2011
	First	Second	Third	Fourth
(in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter
Total revenue	$603	$620	$839	$1,467
Operating loss	(99)	(467)	(241)	(898)
Net loss attributable to Company stockholders	(248)	(605)	(440)	(1,071)
Loss per share - basic and diluted	(0.28)	(0.49)	(0.29)	(0.46)

14. SUBSEQUENT EVENTS

Distributions

On January 2, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from December 1, 2012 through December 31, 2012. The total gross amount of the distribution was approximately $717,000, with $298,000 being reinvested in the DRP, for a net cash distribution of $419,000.

On January 23, 2013, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing March 1, 2013 through and including March 31, 2013. The authorized distributions equal an amount of $0.00183562 per share of common stock, par value $0.01 per share. This equates to an approximate 6.70% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes.  We expect to pay these distributions on April 1, 2013.  Our policy is not to fund distributions with proceeds from our offering.

On February 1, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from January 1, 2013 through January 31, 2013. The total gross amount of the distribution was approximately $817,000, with $344,000 being reinvested in the DRP, for a net cash distribution of $473,000.

On March 1, 2013, we paid a distribution equal to a daily amount of $0.00183562 per share of common stock outstanding for stockholders of record for the period from February 1, 2013 through February 28, 2013. The total gross amount of the distribution was approximately $882,000, with $374,000 being reinvested in the DRP, for a net cash distribution of $508,000.

Acquisition of Atlanta Portfolio

Between January 15, 2013 and February 13, 2013, we acquired a 100% interest in a portfolio consisting of seven shopping centers in the Atlanta, Georgia area (the “Atlanta Portfolio”) for approximately $69.6 million, exclusive of closing costs. The individual properties in the Atlanta Portfolio are located in: Acworth, Georgia; Ellenwood, Georgia; Alpharetta, Georgia; Buford, Georgia; Mableton, Georgia; Marietta, Georgia; and McDonough, Georgia. The acquisition of the Atlanta Portfolio was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The portfolio is approximately 587,367 square feet and is 90.8% leased.

Acquisition of Fairlawn Town Centre

On January 30, 2013, we acquired a 100% interest in a Giant Eagle-anchored shopping center, Fairlawn Town Centre, located in Fairlawn, Ohio, for a purchase price of approximately $42.2 million. The acquisition was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The 347,255 square foot property is 95.0% leased.

Sale of Shares of Common Stock

From January 1, 2013 through February 28, 2013, we raised approximately $46.7 million through the issuance of 4,697,487 shares of common stock under our offering. As of February 28, 2013, approximately 131.4 million shares remained available for sale to the public under our offering, exclusive of shares available under the DRP.

Amendment of our Advisory Agreement

On February 4, 2013, we and the Operating Partnership entered into the A&R Advisory Agreement with the Advisor.  The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and the Advisor (as discussed above) is eliminated effective October 1, 2012.  Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as “Class B units.”  The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

Additionally, the A&R Advisory Agreement eliminates the subordinated share of cash flows and the subordinated incentive fee contemplated under the previous advisory agreement between us and the Advisor.  Instead, similar concepts are now set forth in the Amended and Restated Agreement of Limited Partnership for the Operating Partnership as follows:

•         The Operating Partnership will pay to the Special Limited Partner a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors.

•         The Operating Partnership will pay to the Special Limited Partner a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.

•         Neither the Special Limited Partner nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.

Upon termination or non-renewal of the A&R Advisory Agreement, the Special Limited Partner shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.  In addition, the Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders.  These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

Lines of Credit

On January 18, 2013, we increased the borrowing capacity of our syndicated senior secured revolving credit facility led by KeyBank

National Association from $40 million to $88 million.  On January 30, 2013, we again increased the borrowing capacity under this facility to $120 million. This facility has an accordion feature that allows us to further increase the capacity up to $250 million, subject to the terms and conditions of the facility.  Subsequent to December 31, 2012, we drew $63.9 million from this facility.  As of March 7, 2013, the balance under this facility was $100.6 million.

We have an unsecured credit facility with KeyBank National Association with a capacity of $10.0 million.  Subsequent to December 31, 2012, we drew $8.4 million from this facility.  As of March 7, 2013, the balance under this facility was $8.4 million.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2012

							Gross amount carried at end of
(in thousands)				Initial Cost (A)			period
								Buildings and		Accumulated	Date
					Buildings and	Adjustments		Improvements	Total	Depreciation	Constructed /	Date
Property Name	City	State	Mortgage	Land	Improvements	to Basis (B)	Land (C)	(C)	(D)	(E)	Renovated	Acquired
Lakeside Plaza	Salem	VA	$-	$2,614	$5,977	$159	$2,614	$6,084	$8,698	$(748)	1988	12/10/2010
Snow View Plaza	Parma	OH	-	3,386	7,150	1,764	3,386	7,333	10,719	(959)	1981/2008	12/15/2010
St. Charles Plaza	Haines City	FL	6,008	2,780	5,709	1,611	2,780	5,724	8,504	(549)	2007	6/10/2011
Centerpoint	Easley	SC	4,940	2,132	4,633	85	2,132	4,663	6,795	(299)	2002	10/14/2011
Southampton Village	Tyrone	GA	6,020	2,133	5,713	504	2,133	5,759	7,892	(387)	2003	10/14/2011
Burwood Village Center	Glen Burnie	MD	300	3,828	11,786	986	3,828	11,829	15,657	(731)	1971	11/9/2011
Cureton Town Center	Waxhaw	NC	8,875	4,653	8,113	1,184	4,653	8,132	12,785	(460)	2006	12/29/2011
Tramway Crossing	Sanford	NC	3,400	1,230	3,856	414	1,230	3,883	5,113	(243)	1996/2000	2/23/2012
Westin Centre	Fayetteville	NC	3,738	1,463	4,226	361	1,463	4,240	5,703	(300)	1996/1999	2/23/2012
The Village at Glynn Place	Brunswick	GA	6,500	3,671	7,626	53	3,671	7,690	11,361	(364)	1996	4/27/2012
Meadowthorpe Shopping Center	Lexington	KY	4,891	3,193	5,085	441	3,193	5,154	8,347	(272)	1989/2008	5/9/2012
New Windsor Marketplace	Windsor	CO	-	3,044	2,152	354	3,044	2,176	5,220	(88)	2003	5/9/2012
Vine Street Square	Kissimmee	FL	7,931	5,438	7,229	983	5,438	7,294	12,732	(286)	1996/2011	6/4/2012
Northtowne Square	Gibsonia	PA	6,370	1,305	8,749	521	1,305	8,813	10,118	(302)	1993	6/19/2012
Brentwood Commons	Bensenville	IL	8,913	5,141	8,990	719	5,141	9,012	14,153	(303)	1981/2001	7/5/2012
Sidney Towne Center	Sidney	OH	-	850	4,382	(931)	850	4,499	5,349	(122)	1981/2007	8/2/2012
Broadway Plaza	Tucson	AZ	6,971	3,704	8,444	926	3,704	8,542	12,246	(190)	1982-1995	8/13/2012
Richmond Plaza	Augusta	GA	13,000	4,647	13,754	1,099	4,647	13,776	18,423	(238)	1980/2009	8/30/2012
Publix at Northridge	Sarasota	FL	9,985	4,155	7,148	569	4,155	7,211	11,366	(103)	2003	8/30/2012
Baker Hill Center	Glen Ellyn	IL	11,969	5,585	15,220	1,524	5,585	15,241	20,826	(236)	1998	9/6/2012
New Prague Commons	New Prague	MN	6,800	2,027	7,826	297	2,027	7,826	9,853	(87)	2008	10/12/2012
Brook Park Plaza	Brook Park	OH	3,747	1,702	8,437	506	1,702	8,463	10,165	(50)	2001	10/23/2012
Heron Creek Towne Center	North Port	FL	(F)	2,848	5,296	506	2,848	5,296	8,144	-	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster	CA	(F)	4,977	14,904	1,089	4,977	14,904	19,881	-	1991/2012	12/26/2012
Hilfiker Square	Salem	OR	(F)	2,063	5,142	795	2,063	5,142	7,205	-	1984/2011	12/28/2012
Village One Plaza	Modesto	CA	(F)	3,558	20,360	2,582	3,558	20,362	23,920	-	2007	12/28/2012
Totals			$120,358	$82,127	$207,907	$19,101	$82,127	$209,048	$291,175	$(7,317)

(A)			The initial cost to us represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(B)

The amounts reflected in the column labeled “Adjustments to Basis” include above- and below-market leases and in-place values that are recorded at the time of acquisition. Such amounts are not included in our determination of the total gross amount carried at the end of the period.
(C)			The aggregate cost of real estate owned at December 31, 2012.
(D)			Reconciliation of real estate owned:
			2012	2011
Balance at January 1			$70,753	$19,126
Real estate acquisitions			219,377	51,532
Additions to/improvements of real estate			1,045	95
Balance at December 31			$291,175	$70,753

(E)			Reconciliation of accumulated depreciation :
			2012	2011
Balance at January 1			$1,261	$65
Depreciation expense			6,056	1,196
Balance at December 31			$7,317	$1,261

(F)			The loan secured by these properties is a revolving credit facility on which we have borrowed $36,709 as of December 31, 2012. The amount of loan is not allocated to the individual properties.